SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 24, 2025

FIRM/AFFILIATE

OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

ABU DHABI

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUl

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mindy Hooker

Claire Erlanger

Jay Ingram

Thomas Jones

Re:	Qnity Electronics, Inc.

Amendment No. 2 to Registration Statement on Form 10-12B

Filed August 5, 2025

File No. 001-42619

Ladies and Gentlemen:

On behalf of our client Qnity Electronics, Inc. (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated August 15, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form 10-12B (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and simultaneously is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) to the Commission.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Unless otherwise stated, all references to page numbers and captions correspond to the page numbers and captions in the Registration Statement. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

September 24, 2025

Amendment No. 2 to Registration Statement on Form 10-12B Filed August 5, 2025

General

1.	Please tell us, with a view to disclosure, the business reasons for the creation of the Purpose Trust and Series A Preferred Stock.

Response: The Company respectfully advises the Staff that the Series A Preferred Stock is being designated and issued, and the Trust is being established, in response to certain recent developments in Delaware law related to the enforceability of contracts granting control of certain matters to third parties, in order to, while maintaining the intended structure of the Spin-Off, ensure the enforceability of, and compliance with (and prohibit any circumvention of), the terms and conditions of the Separation Agreement irrevocably granting DuPont sole and exclusive authority to control and determine the matters described in the second paragraph of the section entitled “Our Relationship with DuPont Following the Distribution—Separation Agreement—Legal Matters” of Amendment No. 3, in respect of which DuPont and the Company are being contractually allocated economic responsibility on a percentage basis (with the Company’s share being the Applicable Qnity Percentage (as defined in Amendment No. 3) and DuPont’s share expected to be more than the Qnity Applicable Percentage). The Company has revised the disclosure on page 202 of Amendment No. 3 in response to the Staff’s comment.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 1 – Transaction Accounting Adjustments, page 82

2.

We note that adjustment (a) to your pro forma financial statements reflects approximately $4.1 billion of borrowing expected to be incurred in connection with the spinoff. We also note from your disclosure on page 18, 31 and elsewhere in the filing, that this debt consists of a $1.6 billion senior secured term loan facility, which will be drawn prior to, or concurrently with, the spinoff, $1.5 billion of senior secured notes, and $1.0 billion of senior unsecured notes. Please revise your disclosure in the notes to the pro forma financial statements and in the capitalization table on page 76, to disclose estimated details of each of these debt instruments, including terms such as expected interest rates and maturities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18, 31, 32, 48, 67, 72, 73, 77, 78, 83, 105 and 196–199 of Amendment No. 3 to disclose the details of each of such debt instruments, including terms such as principal amounts, interest rates and maturities.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

September 24, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-3712 or ryan.dzierniejko@skadden.com.

Very truly yours,

/s/ Ryan Dzierniejko
Ryan Dzierniejko

cc:	Brandon Van Dyke, Skadden, Arps, Slate, Meagher & Flom LLP

Kyle Hatton, Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan Lee, Skadden, Arps, Slate, Meagher & Flom LLP

Jon Kemp, Chief Executive Officer and Director, Qnity Electronics, Inc.

Peter Hennessey, General Counsel, Qnity Electronics, Inc.